November 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Howard Efron and Jennifer Monick

Re:	Form 10-K for the year ended December 31, 2020 filed February 25, 2021

Form 8-K filed November 1, 2021

File No. 001-39529

Dear Mr. Efron and Ms. Monick:

Set forth below are the responses of Broadstone Net Lease, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2021, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed February 25, 2021 (the “Form 10-K”) and Current Report on Form 8-K filed November 1, 2021 (the “Form 8-K”).

Your numbered comments are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate.

Form 8-K

Exhibits

1.

We note you provided 2021 guidance ranges for AFFO within Exhibit 99.1. In future earnings releases, please provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future earnings releases to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We will revise future earnings releases to disclose that we are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K and we will identify any information that is unavailable and its probable significance.

Form 10-K

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Earnout Liability, page 87

2.

You disclose that the earnout liability payable in common shares and OP Units were originally subject to a redemption rights agreement, and therefore were initially classified as liabilities. You further disclose that the redemption rights with respect to the common shares and OP Units terminated upon completion of the IPO. We note you reclassified the earnout liability to equity for the common shares and OP units associated with the third and fourth earnout tranches as of the date of the IPO. We further note you reclassified the earnout liability to equity for the common shares and OP units associated with the first and second earnout tranches on December 31, 2020. Please clarify for us how you determined it was unnecessary to reclassify the amounts related to the first and second earnout tranches as of the date of the IPO. Within your response, please reference the authoritative accounting literature management relied upon.

Upon the Company closing its IPO on September 21, 2020, the first and second earnout tranches were payable based upon the achievement of either the 2020 AFFO targets (which remained in force for the remainder of 2020) or the 40-day VWAP per REIT Share targets (which commenced with the closing of the IPO). In contrast, commencing with the closing of the IPO, the third and fourth earnout tranches were only subject to the 40-day VWAP per REIT Share targets.

To analyze the appropriate accounting treatment, the Company considered the guidance in both ASC 480-10-25-14 and ASC 815-40-15. When applying this guidance, the Company concluded that the first and second earnout tranches represent one combined unit of account and that settlement was potentially variable based on the entity’s AFFO per share (with variable settlement amounts ranging from $0 for nonperformance, $10 million if only the target in the first tranche was met, and $25 million if both the target in the first and second tranches were met). Based on these variable settlement provisions, the Company concluded that the AFFO targets represented variables that potentially impacted settlement outside of inputs used to price a fixed-for-fixed forward or option as outlined in ASC 815-40-15-7E and therefore precluded equity classification until the contractual AFFO provision expired at December 31, 2020. This accounting treatment is consistent with example 7 of ASC 815-40-55-31.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at 585-402-7879.

Very truly yours,

/s/ John D. Callan

John D. Callan, Esq.

SVP and General Counsel

Broadstone Net Lease, Inc.

cc:	Ryan M. Albano

EVP and Chief Financial Officer

Broadstone Net Lease, Inc.

Stuart A. Barr, Esq.

Partner

Fried, Frank, Harris, Shriver & Jacobson LLP

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